

February 21, 2013

Debra A. Hess
Chief Financial Officer and Treasurer
NorthStar Real Estate Income Trust, Inc.
399 Park Avenue, 18th Floor
New York, New York 10022

> **Re:** **NorthStar Real Estate Income Trust, Inc.**
> **Form 10-K**
> **Filed March 2, 2012**
> **File No. 333-157688**
> **Form 10-Q**
> **Filed November 13, 2012**
> **File No. 333-157688**

Dear Ms. Hess:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz, Jr.
Staff Accountant